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                         October 27, 2023

       James Mackaness
       Chief Financial Officer
       Soleno Therapeutics, Inc.
       203 Redwood Shores Pkwy, Suite 500
       Redwood City, CA 94065

                                                        Re: Soleno
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2023
                                                            File no. 333-275120

       Dear James Mackaness:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Jesse Schumaker, Esq.